Sun Life Reports Second Quarter 2022 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2022 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (August 3, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended June 30, 2022.
•Q2'22 reported net income of $785 million decreased 13% and underlying net income(1) of $892 million increased 1% from Q2'21.
•Q2'22 reported EPS(2) was $1.34 and underlying EPS(1)(2) was $1.52.
•Q2'22 reported ROE(1) was 13.1% and underlying ROE(1) was 14.9%.

"Sun Life's second quarter results reflect the strength and resilience of our diversified business mix in the face of market volatility and a challenging external environment," said Kevin Strain, President and CEO of Sun Life.

"We’re helping our Clients achieve lifetime financial security and live healthier lives through several strategic initiatives. In the U.S., we completed our acquisition of DentaQuest, a values-driven industry leader. In Canada and Malaysia, we announced new Shariah-based products that provide our Clients with more choice when it comes to their wealth-solution needs. We also renewed our bancassurance partnership with RCBC in the Philippines for an additional 10 years. And capital raising of $5.7 billion at SLC Management during the quarter reflects strong demand for our alternative investment capabilities.”

	Quarterly results		Year-to-date
Profitability	Q2'22	Q2'21	2022	2021
Reported net income - Common shareholders ($ millions)	785	900	1,643	1,837
Underlying net income ($ millions)(1)	892	883	1,735	1,733
Reported EPS ($)(2)	1.34	1.53	2.80	3.12
Underlying EPS ($)(1)(2)	1.52	1.50	2.97	2.95
Reported return on equity ("ROE")(1)	13.1%	16.3%	13.7%	16.5%
Underlying ROE(1)	14.9%	16.0%	14.5%	15.5%

Growth	Q2'22	Q2'21	2022	2021
Insurance sales ($ millions)(1)	736	710	1,535	1,440
Wealth sales and asset management gross flows ($ millions)(1)	57,376	55,013	115,263	120,975
Value of new business ("VNB") ($ millions)(1)	271	284	529	562
Assets under management ("AUM") ($ billions)(1)(3)	1,261	1,361

Financial Strength	Q2'22	Q2'21
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	128%	147%
Sun Life Assurance(5)	124%	125%
Financial leverage ratio (at period end)(1)	25.7%	24.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended June 30, 2022 ("Q2'22 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)AUM is comprised of General Funds and Segregated Funds on our Statements of Financial Position, and other third-party assets managed by the Company ("other AUM"). For more details, see the Non-IFRS Financial Measures section in this document and in our Q2'22 MD&A.
(4)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q2'22 MD&A. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    1

Financial and Operational Highlights - Quarterly Comparison (Q2 2022 vs. Q2 2021)
Our strategy is focused on key business segments, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales and asset management gross flows(1)
	Q2'22	Q2'21	change	Q2'22	Q2'21	change	Q2'22	Q2'21	change	Q2'22	Q2'21	change
Canada	160	404	(60)%	344	290	19%	218	196	11%	4,438	3,825	16%
U.S.	213	157	36%	154	165	(7)%	213	191	12%	—	—	—
Asset Management	296	221	34%	270	311	(13)%	—	—	—	49,640	47,164	5%
Asia	131	143	(8)%	148	152	(3)%	305	323	(6)%	3,298	4,024	(18)%
Corporate	(15)	(25)	nm(2)	(24)	(35)	nm(2)	—	—	—	—	—	—
Total	785	900	(13)%	892	883	1%	736	710	4%	57,376	55,013	4%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q2'22 MD&A.
(2)Not meaningful.

Reported net income of $785 million decreased $115 million or 13% from prior year, reflecting unfavourable market-related impacts and DentaQuest acquisition costs, partially offset by fair value changes on MFS' share-based payment awards(1) and a gain on the sale-leaseback of our Wellesley office in the U.S. Underlying net income of $892 million(2) was up slightly, driven by business growth, new business gains, contribution from the DentaQuest acquisition, and lower incentive compensation expenses. This was largely offset by Asset Management results reflecting a decline in global equity markets driving lower average net assets ("ANA"), lower available-for-sale ("AFS") gains and morbidity experience in the U.S.
Canada: A leader in insurance and asset management
Canada reported net income of $160 million decreased $244 million or 60% from prior year, reflecting lower equity markets and rising interest rates, partially offset by an increase in underlying net income of $54 million. Underlying net income of $344 million increased 19%, driven by business growth, higher new business gains and experience-related items. Experience in the quarter included favourable credit, investment gains and morbidity. Sun Life Health morbidity reflected improved disability experience in the quarter, driven by lower claims volumes and shorter claims durations.

Canada insurance sales were $218 million, up 11% year-over-year, driven by large case group benefits sales in Sun Life Health. Canada wealth sales were $4 billion, up 16%, driven by defined contribution(3) and defined benefit solutions sales in Group Retirement Services ("GRS"), partially offset by lower individual wealth sales.

We continue to innovate and provide Clients with wealth solutions that are tailored to their personal needs. This quarter, SLGI Asset Management announced the launch of the Sun Life Crescent Specialty Credit Private Pool fund, providing Clients access to an alternative yield source. Group Retirement Services also launched its first Shariah-based pool fund(4), which gives Canadian plan members an option that reflects Islamic principles while providing diversified access to equity markets.

U.S.: A leader in health and benefits
U.S. reported net income of $213 million increased $56 million or 36% from prior year, driven by a gain on the sale-leaseback of our Wellesley office and favourable market-related impacts, partially offset by DentaQuest acquisition costs. Underlying net income of $154 million decreased $11 million or 7%, reflecting experience-related items and lower AFS gains, partially offset by business growth including contribution from the DentaQuest acquisition. Experience in the quarter included favourable medical stop-loss margins, investment gains and favourable credit, partially offset by long-term disability claims. Mortality experience in Group Benefits improved driven by lower COVID-19-related claims.

Foreign exchange translation led to an increase of $8 million and $6 million in reported net income and underlying net income, respectively.

U.S. insurance sales were $213 million, up 12% year-over-year, driven by higher dental(5) and medical stop-loss sales.

On June 1, we completed our acquisition of DentaQuest, the second-largest dental benefits provider in the U.S(6). The transaction advances our strategy of being a leader in health and benefits in the U.S. With this acquisition, Sun Life U.S now serves more than 50 million Americans, and is expected to generate more than US$7 billion in total annual benefits revenues(7).

This quarter, we released our 10th annual medical stop-loss research report on high-cost medical claims. As the largest independent stop-loss provider in the U.S., we leveraged our extensive data, analytics, and health expertise to highlight current medical trends. The findings in the report help employers make better health plan decisions for their employees, leading to improved outcomes.

(1)MFS Investment Management ("MFS").
(2)Refer to section C - Profitability in the Q2'22 MD&A for more information about experience-related items and the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.
(3)Defined contribution sales include retained business sales.
(4)BlackRock MSCI ACWI Islamic Equity Index Fund.
(5)For more details, see section F - Performance by Business Segment in the Q2'22 MD&A.
(6)By membership.
(7)For more details, see the Forward-looking Statements section in this document and in the Q2'22 MD&A.
2    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management reported net income of $296 million increased $75 million or 34% from prior year, driven by fair value changes on MFS' share-based payment awards. Underlying net income of $270 million decreased $41 million or 13%, due to lower results in MFS reflecting a decline in global equity markets driving lower ANA.

Foreign exchange translation led to an increase of $10 million in reported net income and $9 million in underlying net income.

Asset Management ended Q2'22 with $905 billion in AUM, consisting of $712 billion (US$553 billion) in MFS and $194 billion in SLC Management. Total Asset Management net inflows of $0.3 billion in Q2'22 reflected SLC Management net inflows of approximately $7.3 billion, largely offset by MFS net outflows of approximately $7.0 billion (US$5.5 billion).

In the second quarter of 2022, 98%, 71% and 49% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. The MFS pre-tax net operating profit margin(1) was 36% for Q2'22, compared to 39% in the prior year, driven by the decline in ANA. The SLC Management fee-related earnings margin(1)(2) was 23%, down from 25%.
Our Asset Management businesses built on their commitment to integrating climate strategies as we continue our sustainability journey. In July 2022, MFS set an interim target to align 90% of in-scope assets(3) with the Net Zero Asset Managers initiative(4). During the second quarter, BentallGreenOak ("BGO") was also awarded the 2022 ENERGY STAR Partner of the Year – Sustained Excellence Award by the U.S. Environmental Protection Agency and the U.S. Department of Energy ("DOE") for the 12th consecutive year, and received Gold Recognition in the 2022 Green Lease Leaders program organized by the Institute for Market Transformation and the DOE's Better Buildings Alliance.

Asia: A regional leader focused on fast-growing markets
Asia reported net income of $131 million decreased $12 million or 8% from prior year. Underlying net income of $148 million decreased $4 million or 3% from prior year, reflecting policyholder behaviour experience primarily in Vietnam, and new business strain in Hong Kong as COVID-19 restrictions drove lower sales, partially offset by new business gains in International.

Foreign exchange translation led to a decline of $1 million in reported net income and underlying net income.

Asia insurance sales were $305 million, down 6% year-over-year, reflecting lower sales in International and Hong Kong, partially offset by sales growth in all other markets. Asia wealth sales were $3 billion, down 18%, reflecting lower sales in India and Hong Kong, partially offset by higher sales in the Philippines.

We continue to leverage Sun Life’s global asset management capabilities and execute on our growth strategy through strategic partnerships. In India, Aditya Birla Sun Life AMC Limited ("ABSLAMC") partnered with BGO, a subsidiary of SLC Management, to form a real estate-focused investment vehicle. This collaboration brings together two leading investment managers with extensive track records in both the domestic and international markets, to create new investment opportunities for Clients.

In the Philippines, our joint venture, Sun Life Grepa Financial, renewed its bancassurance partnership with Rizal Commercial Banking Corporation ("RCBC"), one of the country's leading commercial banks. The 10-year renewal, through to 2033, allows more Filipinos to access financial protection products, leveraging the strength of RCBC’s extensive sales network of over 430 branches and almost 2 million customers.

Corporate
Corporate reported net loss of $15 million improved $10 million from prior year. Underlying net loss of $24 million improved by $11 million, driven by lower expenses, partially offset by losses on seed investments and AFS assets.

IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") to be Adopted in 2023
For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 has no material implication on our business strategies, however, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings would have resulted in the following impacts:
•A net transfer of approximately $4.5 billion from shareholders’ equity, primarily driven by the establishment of the contractual service margin ("CSM") on the balance sheet, among other items.
•As we restate the comparative year on an IFRS 17 basis, we expect a mid-single digit decrease in our 2022 underlying net income.

The CSM balance will qualify as Tier 1 available capital. On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. We expect our LICAT ratio to improve on adoption and we also expect capital generation and capital volatility to be relatively unchanged under the new regime.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'22 MD&A.
(2)Based on a trailing 12-month basis.
(3)Approximately 92% of MFS’ AUM balance as at June 30, 2022.
(4)An international group of asset managers committed to supporting the goal of achieving net zero carbon emissions by 2050 or sooner.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    3

Our medium-term financial objectives following the adoption of IFRS 17 and 9 will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ prior to transition)
•Underlying Dividend payout ratio: 40-50%

We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change as we continue to assess the implications of adopting both standards. For additional details, refer to Note 2 in the Interim Consolidated Financial Statements.

4    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q2'22 financial results will be reviewed at a conference call on Thursday, August 4, 2022, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2 2023 period end. The conference call can also be accessed by phone by dialing 412-902-4130 (International) or 1-833-634-2605 (toll‑free within North America) and referencing the Sun Life Q2 earnings call. A replay of the conference call will be available from Thursday, August 4, 2022 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, August 18, 2022 by calling 412-317-0088 or 1-877-344-7529 (toll‑free within North America) using access code: 2586651.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 226-751-2391	Tel: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in Q2 2022 MD&A under the heading M - Non-IFRS Financial Measures, in our annual MD&A under the heading L - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i)fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii)acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, unless otherwise noted)	Q2'22	Q2'21	2022	2021
Reported net income - Common shareholders	785	900	1,643	1,837
Market-related impacts
Equity market impacts
Impacts from equity market changes	(169)	95	(193)	162
Basis risk impacts	10	4	32	9
Equity market impacts	(159)	99	(161)	171
Interest rate impacts(1)
Impacts of interest rate changes	(93)	(50)	(150)	111
Impacts of credit spread movements	20	(10)	60	(18)
Impacts of swap spread movements	5	24	(8)	12
Interest rate impacts	(68)	(36)	(98)	105
Impacts of changes in the fair value of investment properties	75	28	145	24
Less: Market-related impacts	(152)	91	(114)	300
Less: Assumption changes and management actions	—	2	1	(2)
Other adjustments
Fair value adjustments on MFS' share-based payment awards	44	(52)	41	(96)
Acquisition, integration and restructuring(2)(3)	(74)	(13)	(95)	(87)
Other(4)(5)	75	(11)	75	(11)
Less: Total of other adjustments	45	(76)	21	(194)
Underlying net income	892	883	1,735	1,733
Reported EPS (diluted) ($)	1.34	1.53	2.80	3.12
Less: Market-related impacts ($)	(0.26)	0.16	(0.20)	0.50
Assumption changes and management actions ($)	—	—	—	—
Fair value adjustments on MFS' share-based payment awards ($)	0.08	(0.09)	0.07	(0.16)
Acquisition, integration and restructuring ($)	(0.13)	(0.02)	(0.16)	(0.15)
Other ($)	0.13	(0.02)	0.13	(0.02)
Impact of convertible securities on diluted EPS ($)	—	—	(0.01)	—
Underlying EPS (diluted) ($)	1.52	1.50	2.97	2.95
(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $16 million in Q2'22 and $32 million for the first six months of 2022 (Q2'21 - $13 million; the first six months of 2021 - $27 million).
(3)The restructuring charge of $57 million in Q1'21 related to our strategy for our workspace and redefining the role of the office.
(4)Relates to a Q2'22 gain on the sale-leaseback of our Wellesley office in the U.S.
(5)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in Q2'21.

6    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions, unless otherwise noted)	Q2'22	Q2'21	2022	2021
Reported net income - Common shareholders (after-tax)	785	900	1,643	1,837
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(109)	85	84	465
Assumption changes and management actions	—	2	1	(4)
Other adjustments(1)	57	(64)	31	(208)
Total underlying net income adjustments (pre-tax)	(52)	23	116	253
Less: Taxes related to underlying net income adjustments(1)	(55)	(6)	(208)	(149)
Underlying net income (after-tax)	892	883	1,735	1,733
(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

	Quarterly results
($ millions)	Q2'22	Q2'21
General fund assets	195,382	195,689
Segregated funds	120,098	133,249
Other AUM	945,554	1,031,753
Total assets under management	1,261,034	1,360,691
Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section C - Profitability in the Q2'22 MD&A.

Note 6.A of the Interim Consolidated Financial Statements for the period ended June 30, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results		Year-to-date
($ millions)	Q2'22	Q2'21	2022	2021
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	—	(26)	5	(34)
Less: Participating policyholders(1)	—	(26)	4	(30)
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	—	—	1	(4)
Less: Tax	—	—	—	(2)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	—	—	1	(2)
Add: Management actions (after-tax)(2)	—	2	—	—
Other (after-tax)(3)	—	—	—	—
Assumption changes and management actions (after-tax)(4)(5)	—	2	1	(2)
(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was $nil in Q2'22 and $nil for the first six months of 2022 (Q2'21 - an increase of $2 million; the first six months of 2021 - $nil).
(3)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities, and the pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in Q2'22 and $nil for the first six months of 2022 (Q2'21 - $nil; the first six months of 2021 - $nil).
(4)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(5)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q2'22 MD&A.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    7

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2022	As at December 31, 2021
Cash, cash equivalents & short-term securities	580	2,383
Debt securities(1)	1,428	1,421
Equity securities(2)	98	861
Sub-total(3)	2,106	4,665
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)(4)	(1,109)	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(5)	997	4,665
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Q4'21 amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subjected to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed our acquisition of DentaQuest on June 1, 2022.
(4)Loans related to acquisitions have been included as an adjustment to Cash and other liquid assets, as they reflect funding for the DentaQuest acquisition.
(5)Represents available funds for capital re-deployment.

3. Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q2'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	160	213	296	131	(15)	785
Less: Market-related impacts (pre-tax)(1)	(143)	43	—	(12)	3	(109)
ACMA (pre-tax)	—	—	—	—	—	—
Other adjustments (pre-tax)(1)(2)	(1)	32	32	(6)	—	57
Tax expense (benefit) on above items(2)	(40)	(16)	(6)	1	6	(55)
Underlying net income (loss)	344	154	270	148	(24)	892
	Q2'21
Reported net income (loss) - Common shareholders	404	157	221	143	(25)	900
Less: Market-related impacts (pre-tax)(1)	106	(7)	—	(11)	(3)	85
ACMA (pre-tax)	—	—	—	2	—	2
Other adjustments (pre-tax)(1)(2)	—	(2)	(70)	—	8	(64)
Tax expense (benefit) on above items(2)	8	1	(20)	—	5	(6)
Underlying net income (loss)	290	165	311	152	(35)	883
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to our growth initiatives and other business objectives; (iii) relating to our targets and commitments (including with respect to net zero emissions); (iv) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q2'22 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international
8    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of $1.26 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    9